# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flutter Entertainment plc, CIK 0001635327
CUSIP: G3643J108
Title of class of securities: Ordinary Shares, nominal value (euro) 0.09 per share
Address of issuer's principal executive offices: ONE MADISON AVENUE, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002061470

## Reporting persons
- Parvus Asset Management Jersey Limited: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 11,615,148; sole dispositive power 0; shared dispositive power 11,615,148; aggregate amount beneficially owned 11,615,148 (6.7% of the class)
- Edoardo Mercadante: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 11,615,148; sole dispositive power 0; shared dispositive power 11,615,148; aggregate amount beneficially owned 11,615,148 (6.7% of the class)

## Item 1. Issuer
Name of issuer: Flutter Entertainment plc
Address of issuer's principal executive offices: One Madison Avenue, New York, New York, 10010

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Parvus Asset Management Jersey Limited, a Jersey private limited company ("Parvus"), with respect to the ordinary shares, nominal value (euro) 0.09 per share ("Ordinary Shares") of Flutter Entertainment plc, a public limited company incorporated in the Republic of Ireland (the "Company"), held by certain funds to which it serves as investment advisor (the "Parvus Funds"); and

(ii) Edoardo Mercadante ("Mr. Mercadante," and together with Parvus, the "Reporting Persons"), a director and the ultimate control person of Parvus, with respect to the Ordinary Shares directly held by the Parvus Fund.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 2nd Floor, No. 4, The Forum, Grenville Street, St. Helier, JE2 4UF
Citizenship: Parvus is a Jersey private limited company. Mr. Mercadante is a citizen of Italy.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 174,400,428 Ordinary Shares outstanding as of March 31, 2026 as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2026.
Percent of class: 6.7%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Parvus Asset Management Jersey Limited: /s/ Edoardo Mercadante, By: Edoardo Mercadante, Director (05/15/2026)
- Edoardo Mercadante: /s/ Edoardo Mercadante, Edoardo Mercadante, Individually (05/15/2026)